SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For March, 2017
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

CIA. DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP
Rui de Britto Álvares Affonso
Chief Financial Officer and Investor Relations Officer
Mario Azevedo de Arruda Sampaio
Head of Capital Markets and Investor Relations

SABESP announces 2016 results	SBSP3: R$ 31.60/share SBS: US$ 10.06 (ADR=1 share) Total shares: 683,509,869 Market value: R$ 21.6 billion Closing quote: 03/27/2017

São Paulo, March 27, 2017 - Companhia de Saneamento Básico do Estado de São Paulo - SABESP (BM&FBovespa: SBSP3; NYSE: SBS), one of the largest water and sewage services providers in the world based on the number of costumers, announces today its 4Q16 and FY2016 results. The Company’s operating and financial information, except when indicated otherwise is presented in Brazilian Reais, in accordance with the Brazilian Corporate Law. All comparisons in this release, unless otherwise stated, refer to the same period of 2015.

1.    Financial highlights

									R$ million
		2016	2015	Chg. (R$)%		4Q16	4Q15	Chg. (R$)%
	Gross operating revenue	11,122.2	8,946.8	2,175.4	24.3	2,974.0	2,567.9	406.1	15.8
	Construction revenue	3,732.9	3,336.7	396.2	11.9	1,112.6	828.3	284.3	34.3
	COFINS and PASEP taxes	(756.9)	(571.9)	(185.0)	32.3	(200.7)	(173.1)	(27.6)	15.9
(=)	Net operating revenue	14,098.2	11,711.6	2,386.6	20.4	3,885.9	3,223.1	662.8	20.6
	Costs and expenses	(7,026.6)	(5,550.1)	(1,476.5)	26.6	(1,878.8)	(1,725.0)	(153.8)	8.9
	Construction costs	(3,651.4)	(3,263.8)	(387.6)	11.9	(1,088.1)	(809.2)	(278.9)	34.5
	Equity result	4.7	2.5	2.2	88.0	2.5	2.9	(0.4)	(13.8)
	Other operating revenue (expenses), net	4.7	143.8	(139.1)	(96.7)	(23.2)	45.6	(68.8)	(150.9)
(=)	Earnings before financial result, income tax and social contribution	3,429.6	3,044.0	385.6	12.7	898.3	737.4	160.9	21.8
	Financial result	699.4	(2,456.5)	3,155.9	(128.5)	163.4	(86.7)	250.1	(288.5)
(=)	Earnings before income tax and social contribution	4,129.0	587.5	3,541.5	602.8	1,061.7	650.7	411.0	63.2
	Income tax and social contribution	(1,181.9)	(51.2)	(1,130.7)	2,208.4	(114.8)	(189.8)	75.0	(39.5)
(=)	Net income	2,947.1	536.3	2,410.8	449.5	946.9	460.9	486.0	105.4
	Earnings per share* (R$)	4.31	0.78			1.39	0.67
	* Total shares = 683,509,869

Adjusted EBITDA Reconciliation (Non-accounting measures)

									R$ million
		2016	2015	Chg. (R$)%		4Q16	4Q15	Chg. (R$)%
	Net income	2,947.1	536.3	2,410.8	449.5	946.9	460.9	486.0	105.4
	Income tax and social contribution	1,181.9	51.2	1,130.7	2,208.4	114.8	189.8	(75.0)	(39.5)
	Financial result	(699.4)	2,456.5	(3,155.9)	(128.5)	(163.4)	86.7	(250.1)	(288.5)
	Other operating revenues (expenses), net	(4.7)	(143.8)	139.1	(96.7)	23.2	(45.6)	68.8	(150.9)
(=)	Adjusted EBIT*	3,424.9	2,900.2	524.7	18.1	921.5	691.8	229.7	33.2
	Depreciation and amortization	1,146.6	1,074.1	72.5	6.7	287.6	265.4	22.2	8.4
(=)	Adjusted EBITDA **	4,571.5	3,974.3	597.2	15.0	1,209.1	957.2	251.9	26.3
	(%) Adjusted EBITDA margin	32.4	33.9			31.1	29.7

(*) Adjusted EBIT is net income before: (i) other operating revenues/expenses, net; (ii) financial result; and (iii) income tax and social contribution.
(**) Adjusted EBITDA is net income before: (i) depreciation and amortization expenses; (ii) income tax and social contribution; (iii) financial result; and (iv) other operating revenues/expenses, net.

In 2016, net operating revenue, including construction revenue, reached R$ 14,098.2 million; a 20.4% increase compared to 2015.

Costs and expenses, including construction costs, totaled R$ 10,678.0 million, 21.1% higher than in 2015.

Adjusted EBIT, in the amount of R$ 3,424.9 million, grew 18.1% from R$ 2,900.2 million recorded in 2015.

Adjusted EBITDA, in the amount of R$ 4,571.5 million, increased 15.0% from R$ 3,974.3 million recorded in 2015.

The adjusted EBITDA margin was 32.4% in 2016 against 33.9% in 2015. Excluding construction revenues and construction costs, the adjusted EBITDA margin was 43.3% in 2016 (46.6% in 2015).

In 2016 the Company recorded a net income of R$ 2,947.1 million, in comparison to a net income of R$ 536.3 million in 2015.

2. Gross operating revenue

Gross operating revenue from water and sewage, not including construction revenue, totaled R$ 11,122.2 million, an increase of R$ 2,175.4 million or 24.3%, when compared to the R$ 8.946.8 million recorded in 2015.

The main factors that led to this variation were:

•         Tariff increase of 15.2% (7.8% ordinary tariff adjustment and 6.9% extraordinary tariff revision) since June 2015;

•         Tariff increase of 8.4% since May 2016;

•         Increase of 4.4% in the Company’s total billed volume (4.0% in water and 4.8% in sewage); and

•         Bonus granted within the Water Consumption Reduction Incentive Program, concluded in April 2016, was lower in 2016, amounting to R$ 187.4 million (R$ 926.1 million in 2015).

The increase resulting from the above mentioned factors was partially offset by the suspension of the Contingency Tariff in April 2016, in the amount of R$ 224.7 million in 2016 (R$ 499.7 million in 2015).

3. Construction revenue

Construction revenue increased R$ 396.2 million or 11.9%, when compared to 2015. The variation was mainly due to higher investments in the municipalities served by the Company.

4. Billed volume

The following tables show the water and sewage billed volume, on quarter-on-quarter and annual basis, per customer category and region.

WATER AND SEWAGE BILLED VOLUME (1) PER CUSTOMER CATEGORY - million m3
		Water			Sewage		Water + Sewage
Category	4Q16	4Q15%		4Q16	4Q15%		4Q16	4Q15%
Residential	392.0	374.9	4.6	332.7	316.0	5.3	724.7	690.9	4.9
Commercial	41.2	40.5	1.7	39.3	38.5	2.1	80.5	79.0	1.9
Industrial	7.9	8.0	(1.3)	9.6	9.7	(1.0)	17.5	17.7	(1.1)
Public	10.3	9.8	5.1	9.1	8.6	5.8	19.4	18.4	5.4
Total retail	451.4	433.2	4.2	390.7	372.8	4.8	842.1	806.0	4.5
Wholesale (3)	60.2	50.7	18.7	7.8	6.1	27.9	68.0	56.8	19.7
Total	511.6	483.9	5.7	398.5	378.9	5.2	910.1	862.8	5.5
	2016	2015	%	2016	2015	%	2016	2015	%
Residential	1,527.6	1,465.0	4.3	1,294.0	1,232.1	5.0	2,821.6	2,697.1	4.6
Commercial	162.9	160.0	1.8	155.0	151.9	2.0	317.9	311.9	1.9
Industrial	31.6	32.6	(3.1)	38.3	38.9	(1.5)	69.9	71.5	(2.2)
Public	40.8	40.6	0.5	35.9	33.4	7.5	76.7	74.0	3.6
Total retail	1,762.9	1,698.2	3.8	1,523.2	1,456.3	4.6	3,286.1	3,154.5	4.2
Wholesale (3)	227.4	215.5	5.5	29.0	24.4	18.9	256.4	239.9	6.9
Total	1,990.3	1,913.7	4.0	1,552.2	1,480.7	4.8	3,542.5	3,394.4	4.4

WATER AND SEWAGE BILLED VOLUME (1) PER REGION - million m3
	Water			Sewage			Water + Sewage
Region	4Q16	4Q15%		4Q16	4Q15%		4Q16	4Q15%
Metropolitan	290.7	277.6	4.7	252.8	240.8	5.0	543.5	518.4	4.8
Regional (2)	160.7	155.6	3.3	137.9	132.0	4.5	298.6	287.6	3.8
Total retail	451.4	433.2	4.2	390.7	372.8	4.8	842.1	806.0	4.5
Wholesale (3)	60.2	50.7	18.7	7.8	6.1	27.9	68.0	56.8	19.7
Total	511.6	483.9	5.7	398.5	378.9	5.2	910.1	862.8	5.5
	2016	2015	%	2016	2015	%	2016	2015	%
Metropolitan	1,136.7	1,084.3	4.8	987.8	939.1	5.2	2,124.5	2,023.4	5.0
Regional (2)	626.2	613.9	2.0	535.4	517.2	3.5	1,161.6	1,131.1	2.7
Total retail	1,762.9	1,698.2	3.8	1,523.2	1,456.3	4.6	3,286.1	3,154.5	4.2
Wholesale (3)	227.4	215.5	5.5	29.0	24.4	18.9	256.4	239.9	6.9
Total	1,990.3	1,913.7	4.0	1,552.2	1,480.7	4.8	3,542.5	3,394.4	4.4

             (1) Unaudited

             (2) Including coastal and interior region

             (3) Reused water volume and non-domestic sewage are included in

5. Costs, administrative, selling and construction expenses

In 2016, costs, administrative, selling and construction expenses, grew 21.1% (R$ 1,864.1 million). Excluding construction costs, total costs and expenses increased by 26.6% (R$ 1,476.5 million).

As a percentage of net revenue, costs and expenses were 75.7% in 2016 compared to 75.3% in 2015.

								R$ million
	2016	2015	Chg. (R$)%		4Q16	4Q15	Chg. (R$)%
Salaries and payroll charges and Pension plan obligations	2,171.2	2,193.7	(22.5)	(1.0)	683.2	578.3	104.9	18.1
General supplies	179.4	178.6	0.8	0.4	54.8	44.9	9.9	22.0
Treatment supplies	279.2	269.3	9.9	3.7	73.8	70.5	3.3	4.7
Services	1,278.8	1,162.6	116.2	10.0	333.0	300.1	32.9	11.0
Electricity	935.0	817.5	117.5	14.4	227.1	230.1	(3.0)	(1.3)
General expenses	855.0	466.7	388.3	83.2	214.4	219.1	(4.7)	(2.1)
Tax expenses	91.0	81.5	9.5	11.7	24.5	23.6	0.9	3.8
São Paulo state government reimbursement	-	(696.3)	696.3	-	-	-	-	-
Sub-total	5,789.6	4,473.6	1,316.0	29.4	1,610.8	1,466.6	144.2	9.8
Depreciation and amortization	1,146.6	1,074.1	72.5	6.7	287.6	265.4	22.2	8.4
Allowance for doubtful accounts	90.4	2.4	88.0	3,666.7	(19.6)	(7.0)	(12.6)	180.0
Sub-total	1,237.0	1,076.5	160.5	14.9	268.0	258.4	9.6	3.7
Costs, administrative and selling expenses	7,026.6	5,550.1	1,476.5	26.6	1,878.8	1,725.0	153.8	8.9
Construction costs	3,651.4	3,263.8	387.6	11.9	1,088.1	809.2	278.9	34.5
Costs, adm., selling and construction expenses	10,678.0	8,813.9	1,864.1	21.1	2,966.9	2,534.2	432.7	17.1
% of net revenue	75.7	75.3			76.4	78.6

5.1. Salaries and payroll charges and Pension plan obligations

There was a decrease of R$ 22.5 million in 2016, mainly due to:

•         Decrease of R$ 307.4 million due to the migration of 3,572 participants from the Defined Benefit Plan (G1) to the Defined Contribution Plan (Sabesprev Mais), generating in advance a decrease of R$ 334.2 million in the actuarial deficit, offset by the extraordinary contribution and incentive of R$ 26.8 million;

The above mentioned decrease was partly compensated by the following factors:

•         Increase of R$ 126.8 million due to the 10.03% salary adjustment in May 2016;

•         Increase of R$ 129.9 million in provisions for severance pay (TAC), mainly due to the higher number of retired employees in 2016; and

•         R$ 27.6 million increase in provisions for supplementary payments for retirement plans and pensions under the G0 Plan, due to changes in actuarial assumptions.

 5.2. Services

Services expenses, in the amount of R$ 1,278.8 million, grew R$ 116.2 million or 10.0%, in comparison to R$ 1,162.6 million in 2015. The main items that led to this increase were:

•         Maintenance of networks and sewage and equipment connections, amounting to R$ 28.8 million;

•         Advertising campaigns totaling R$ 19.5 million;

•         Asphalt and pavement replacement amounting to R$ 15.6 million;

•         Reading water meters and delivering bills, R$ 14.1 million;

•         Surveillance contract, R$ 7.9 million; and

•         Credit recovery contracts totaling R$ 7.7 million.

5.3. Electricity

Electricity expenses totaled R$ 935.0 million in 2016, an increase of R$ 117.5 million or 14.4% in comparison to the R$ 817.5 million in 2015. The main factors that contributed to this increase were:

•         Average increase of 15.4% in the free market tariffs, with an 2.3% increase in consumption;

•         Average increase of 21.5% in the grid market tariff (TUSD), with a 5.0% rise in consumption; and

•         Average increase of 1.5% in the regulated market tariffs, with consumption remaining stable.

In 2016, the regulated market accounted for 37.3% of the total electricity consumed by the Company, the free market accounted for 32.6% and the grid market accounted for 30.1% of total consumption.

5.4. General expenses

General expenses increased R$ 388.3 million, or 83.2%, totaling R$ 855.0 million in 2016, versus the R$ 466.7 million recorded in 2015, mainly due to:

•         Increase of R$ 212.3 million, mainly due to increased provisions for court proceedings in 2016 and reversals in 2015, resulting from judicial decisions;

•         Higher provision for the Municipal Fund for Environmental Sanitation and Infrastructure, in the amount of R$ 101.1 million, as a result of the increase in revenues with the municipality of São Paulo;

•         Provision of R$ 38.1 million concerning the agreement entered into with EMAE – Empresa Metropolitana de Águas e Energia; and

•         Reversal of provision in 2015, amounting to R$ 17.9 million, due to the recovery of funds from the São Paulo State Government (GESP), due to employees assignment.

5.5. GESP Reimbursement

In 2015, the Company entered into an Agreement with the São Paulo State Government (GESP) in order to receive the undisputed amount related to the state government's debt with the Company for the payment of the benefits related to State Law 4,819, of August 26, 1958, to former employees (G0), which generated a R$ 696.3 million credit in the result.

5.6. Depreciation and amortization

Depreciation and amortization increased R$ 72.5 million or 6.7%, reaching R$ 1,146.6 million in 2016 in comparison to the R$ 1,074.1 million recorded in 2015, largely due to the beginning of operations of intangible assets, in the amount of R$ 2.1 billion.

5.7. Allowance for doubtful accounts

Increase of R$ 88.0 million, mainly resulting from:

•         Increase in default, causing a R$165.4 million impact; and

•         Lower recovery of funds, amounting to R$ 34.5 million.

This increase was partially offset by the higher receipt of court-ordered debt payments, especially from the city of Guarulhos, amounting to R$ 110.9 million.

6. Other operating revenues (expenses), net

Other net operational revenues and expenses reported a negative variation of R$ 139.1 million, mainly due to the following events:

•         Reduction of R$ 47.4 million in revenue from the sale of properties;

•         Decline of R$ 42.8 million in revenue from the sale of surplus electricity; and

•         Decrease of R$ 23.2 million in the amount received from REAGUA - Programa Estadual de Apoio à Recuperação de Águas (State Program to Support Water Recovery).

7. Financial result

				R$ million
	2016	2015	Chg.	%
Financial expenses, net of income	(332.8)	(435.4)	102.6	(23.6)
Net monetary and exchange variation	1,032.2	(2,021.1)	3,053.3	(151.1)
Financial result	699.4	(2,456.5)	3,155.9	(128.5)

7.1. Financial income and expenses

				R$ million
	2016	2015	Chg.	%
Financial expenses
Interest and charges on domestic loans and financing	(317.4)	(326.3)	8.9	(2.7)
Interest and charges on international loans and financing	(113.3)	(127.3)	14.0	(11.0)
Other financial expenses	(198.6)	(210.1)	11.5	(5.5)
Total financial expenses	(629.3)	(663.7)	34.4	(5.2)
Financial income	296.5	228.3	68.2	29.9
Financial expenses net of income	(332.8)	(435.4)	102.6	(23.6)

7.1.1. Financial expenses

Decrease of R$ 34.4 million, mainly due to the following events:

•         Interest and charges on domestic loans and financing: reduction of R$ 8.9 million, due to increased capitalization of interests in 2016, as a result of an upturn in work in progress; and

•         Interest and charges on international loans and financing: decrease of R$ 14.0 million, due to the reduction in the total debt amount, as a result of the depreciation of the dollar and the yen in 2016 (16.5% and 13.9%, respectively), versus an appreciation in 2015 (47.0% and 45.9%, respectively).

7.1.2. Financial income

Increase of R$ 68.2 million, chiefly due to higher interest on financial investments in 2016, as a result of the upturn in the invested amount.

7.2. Monetary and exchange rate variation on assets and liabilities

				R$ million
	2016	2015	Chg.	%
Monetary variation on loans and financing	(121.0)	(171.7)	50.7	(29.5)
Currency exchange variation on loans and financing	1,090.2	(1,992.7)	3,082.9	(154.7)
Other monetary variations	(89.5)	(24.3)	(65.2)	268.3
Monetary/exchange rate variation on liabilities	879.7	(2,188.7)	3,068.4	(140.2)
Monetary/exchange rate variation on assets	152.5	167.6	(15.1)	(9.0)
Monetary/exchange rate variation, net	1,032.2	(2,021.1)	3,053.3	(151.1)

7.2.1 Monetary and exchange rate variation on liabilities

The effect of monetary and currency variations in 2016 was R$ 3,068.4 million less than in 2015, mainly due to:

•         Reduction of R$ 50.7 million in expenses with monetary variation on loans and financing, due to the lower increase in the IPCA in 2016 compared with 2015 (6.29% and 10.67%, respectively).

•         A positive variation of R$ 3,082.9 million in the cost of currency variations on loans and financing, due to the dollar and the yen devaluation against the Real in 2016 (16.5% and 13.9%, respectively), compared with their appreciation in 2015 (47.0% and 45.9%, respectively); and

•         Increase in the cost of other monetary variations by R$ 65.2 million, principally due to higher provisioning for court proceedings in 2016.

7.2.2 Monetary and exchange rate variation on assets

Decrease of R$ 15.1 million, mainly due to the lower monetary restatement of judicial deposits in 2016.

8. Income tax and social contribution

Increase of R$ 1,130.7 million, mainly due to the upturn in operating revenue and the financial result, which was impacted by exchange rate oscillations. These increases were partially offset by the upturn in operating costs and expenses.

9. Indicators

9.1. Operating

Water production volume increased 9.3% in 2016.

Operating indicators *	2016	2015	%
Water connections (1)	8,654	8,420	2.8
Sewage connections (1)	7,091	6,861	3.4
Population directly served - water (2)	24.7	24.4	1.2
Population directly served - sewage (2)	21.3	21.0	1.4
Number of Employees (3)	14,137	14,223	(0.6)
Water volume produced(4)	2,696	2,467	9.3
IPM - Measured water loss (%)	31.8	28.5	11.6
IPDt (liters/connection x day)	308	258	19.4

(1)    Total connections, active and inactive, in thousand units at the end of the period

(2)    In million inhabitants, at the end of the period. Not including wholesale

(3)    In 2015, the number included 370 employees retired for disability, excluded from the total figure in 2016.

(4)    In millions of cubic meters

        ( * )  Unaudited

9.2. Financial

Economic Indexes * (year end)	2016	2015
Accumulated Amplified Consumer Price Index (%)	6.29	10.67
Accumulated Referential Rate (%)	2.01	1.80
Interbank Deposit Certificate (%)	13.63	14.14
US DOLAR (R$)	3.2591	3.9048
YEN (R$)	0.02792	0.03243

                            (*) Unaudited

10. Loans and financing

In November 2016, the Company paid the last installment of the principal and interest of the Eurobond 2016 issue, in the amount of R$ 454 million.

								R$ million
INSTITUTION	2017	2018	2019	2020	2021	2022	2023 Onwards	Total
Local currency
Caixa Econômica Federal	59.2	63.5	65.4	67.6	71.1	74.8	745.8	1,147.4
Debentures	596.0	889.4	1,001.5	416.9	197.1	176.7	253.6	3,531.2
BNDES	87.5	93.3	101.4	83.4	83.0	83.0	408.0	939.6
Leasing	14.9	39.1	29.0	30.6	32.3	34.1	372.4	552.4
Others	0.7	1.4	1.4	1.4	1.4	1.4	3.9	11.6
Interest and other charges	121.6	-	-	-	-	-	-	121.6
Total in local currency	879.9	1,086.7	1,198.7	599.9	384.9	370.0	1,783.7	6,303.8
Foreign currency
IADB	190.4	108.6	108.6	108.6	108.6	108.6	1,064.7	1,798.1
IBRD	-	-	8.7	17.4	17.4	17.4	199.4	260.3
Deutsche Bank 350	-	240.1	240.1	-	-	-	-	480.2
Eurobond	-	-	-	1,137.4	-	-	-	1,137.4
JICA	62.3	63.5	105.2	105.2	105.2	105.2	1,060.0	1,606.6
IDB 1983AB	78.0	77.4	57.7	55.8	25.0	25.0	22.9	341.8
Interest and other charges	35.9	-	-	-	-	-	-	35.9
Total in foreign currency	366.6	489.6	520.3	1,424.4	256.2	256.2	2,347.0	5,660.3
Total	1,246.5	1,576.3	1,719.0	2,024.3	641.1	626.2	4,130.7	11,964.1

11. Capex

2016 investments, totaling R$ 3.9 billion, including R$ 1.3 billion related to the São Lourenço PPP, still reflected the priority given to the water supply infrastructure.

The chart below shows the breakdown of investments by water, sewage and region:

			R$ million
Investments in 2016	Water	Sewage	Total
Metropolitan Region	2,373.5	819.4	3,192.9
Regional Systems	270.1	414.7	684.8
Total	2,643.6	1,234.1	3,877.7

 Note: Does not include obligations related to program contracts (R$ 5.8 million)

Capex Plan 2017-2021: R$ 13.9 billion

Between 2017 and 2021, the Company plans to invest directly approximately R$ 13.9 billion, R$ 7.1 billion of which in water and R$ 6.8 billion in sewage collection and treatment.

						R$ million
	2017	2018	2019	2020	2021	Total
Water	1,553	1,617	1,327	1,192	1,409	7,098
Sewage Collection	642	989	1,152	1,395	1,245	5,423
Sewage Treatment	136	248	330	362	282	1,358
Total	2,331	2,854	2,809	2,949	2,936	13,879

12. Conference calls

In English

March 28, 2017

1:00 pm (US EST) / 2:00 pm (Brasília)

Dial in: 1 (412) 317-5486

Conference ID: Sabesp

Replay available for 7 days

Dial in: 1(412) 317-0088

Replay ID: 24033715

Click here for the webcast

In Portuguese

March 28, 2017

9:30 am (US EST) / 10:30 am (Brasília)

Dial in: 55 (11) 3127-4971 or

55 (11) 3728-5971

Conference ID: Sabesp

Replay available for 7 days

Dial in: 55 (11) 3127-4999

Replay ID: 10098739

Click here for the webcast

For more information, please contact:

Mario Arruda Sampaio

Head of Capital Markets and Investor Relations

Phone.(55 11) 3388-8664

E-mail: maasampaio@sabesp.com.br

Angela Beatriz Airoldi

Investor Relations Manager

Phone.(55 11) 3388-8793

E-mail: abairoldi@sabesp.com.br

Statements contained in this press release may contain information that is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, SABESP performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Income Statement

Brazilian Corporate Law		R$ '000
	2016	2015
Net Operating Income	14,098,208	11,711,569
Operating Costs	(9,013,120)	(8,260,763)
Gross Profit	5,085,088	3,450,806
Operating Expenses
Selling	(730,047)	(598,125)
Administrative revenue (expenses)	(934,896)	44,958
Other operating revenue (expenses), net	4,722	143,755
Operating Income Before Shareholdings	3,424,867	3,041,394
Equity Result	4,740	2,597
Earnings Before Financial Results, net	3,429,607	3,043,991
Financial, net	(391,181)	(464,498)
Exchange gain (loss), net	1,090,628	(1,991,964)
Earnings before Income Tax and Social Contribution	4,129,054	587,529
Income Tax and Social Contribution
Current	(1,121,289)	(1,226)
Deferred	(60,667)	(50,024)
Net Income for the period	2,947,098	536,279
Registered common shares ('000)	683,509	683,509
Earnings per shares - R$ (per share)	4.31	0.78
Depreciation and Amortization	(1,146,626)	(1,074,032)
Adjusted EBITDA	4,571,511	3,974,268
% over net revenue	32.4%	33.9%

Net Operating Income Breakdown		R$ '000
	2016	2015
Gross operating income	14,855,109	12,283,541
Water suply - retail	5,879,336	4,879,753
Water suply - wholesale	90,867	66,564
Sewage collection and treatment	4,944,983	3,828,288
Sewage collection and treatment - wholesale	36,160	26,549
Construction revenue - water	2,563,839	2,090,012
Construction revenue - sewage	1,169,038	1,246,704
Other services	170,886	145,671
Gross sales deductions (Cofins/Pasep)	(756,901)	(571,972)
Net operating income	14,098,208	11,711,569

Balance Sheet

Brazilian Corporate Law		R$ '000
ASSETS	12/31/16	12/31/15
Current assets
Cash and cash equivalents	1,886,221	1,639,214
Trade receivables	1,557,472	1,326,972
Related parties and transactions	202,553	156,155
Inventories	58,002	64,066
Restricted cash	24,078	29,156
Currrent recoverable taxes	42,633	77,828
Other receivables	52,676	156,942
Total current assets	3,823,635	3,450,333

Noncurrent assets
Trade receivables	153,834	182,616
Related parties and transactions	669,156	715,952
Escrow deposits	77,915	76,663
Deferred income tax and social contribution	186,345	128,242
Water National Agency &8211; ANA	81,221	88,368
Other receivables	114,693	140,676

Equity investments	31,096	28,105
Investment properties	57,968	56,957
Intangible assets	31,246,788	28,513,626
Property, plant and equipment	302,383	325,076
Total noncurrent assets	32,921,399	30,256,281

Total assets	36,745,034	33,706,614

LIABILITIES AND EQUITY	12/31/16	12/31/15
Current liabilities
Trade payables	311,960	248,158
Borrowings and financing	1,246,567	1,526,262
Accrued payroll and related charges	458,299	347,976
Taxes and contributions	168,757	107,295
Dividends and interest on capital payable	700,034	127,441
Provisions	730,334	631,890
Services payable	460,054	387,279
Public-Private Partnership &8211; PPP	31,898	33,255
Program Contract Commitments	109,042	228,659
Other liabilities	85,563	102,101
Total current liabilities	4,302,508	3,740,316

Noncurrent liabilities
Borrowings and financing	10,717,576	11,595,338
Deferred Cofins and Pasep	138,071	132,921
Provisions	442,741	450,324
Pension obligations	3,265,250	2,832,216
Public-Private Partnership &8211; PPP	2,217,520	1,001,778
Program Contract Commitments	69,051	92,055
Other liabilities	173,106	145,060
Total noncurrent liabilities	17,023,315	16,249,692

Total liabilities	21,325,823	19,990,008

Equity
Paid-up capital	10,000,000	10,000,000
Profit reserve	6,244,859	4,069,988
Other comprehensive income	(825,648)	(353,382)
Total equity	15,419,211	13,716,606

Total equity and liabilities	36,745,034	33,706,614

Cash Flow

Brazilian Corporate Law		R$ '000
	2016	2015
Cash flow from operating activities
Profit before income tax and social contribution	4,129,054	587,529
Adjustment for:
Depreciation and amortization	1,146,626	1,074,032
Residual value of property, plant and equipment and intangible assets written-off	15,168	52,040
Allowance for doubtful accounts	90,488	2,420
Provision and inflation adjustment	276,654	(4,706)
Pension obligations - curtailment	(334,152)	-
Interest calculated on loans and financing payable	449,470	474,056
Inflation adjustment and foreign exchange gains (losses) on loans and financing	(969,430)	2,163,754
Interest and inflation adjustment losses	24,297	27,168
Interest and inflation adjustment gains	(80,675)	(130,762)
Financial charges from customers	(207,789)	(125,966)
Fair value margin on intangible assets arising from concession	(81,513)	(72,908)
Provision for Consent Decree (TAC)	89,083	(15,601)
Equity result	(4,740)	(2,597)
Provision from São Paulo agreement	-	11,252
Provision for defined contribution plan	235	8,349
Pension obligations	377,886	352,710
Other adjustments	24,412	(6,103)
GESP Agreement	-	(696,283)
	4,945,074	3,698,384
Changes in assets
Trade accounts receivable	(34,665)	(111,738)
Accounts receivable from related parties	(3,163)	(2,818)
Inventories	7,156	(550)
Recoverable taxes	35,195	70,940
Escrow deposits	33,232	35,083
Other accounts receivable	144,920	(9,785)
Changes in liabilities
Trade payables and contractors	6,371	(18,314)
Services payable	72,775	57,054
Accrued payroll and related charges	21,240	(24,394)
Taxes and contributions payable	(90,325)	35,947
Deferred Cofins/Pasep	5,150	3,570
Provisions	(185,793)	(133,427)
Pension obligations	(201,736)	(182,514)
Other liabilities	17,842	(47,607)

Cash generated from operations	4,773,273	3,369,831

Interest paid	(739,944)	(710,688)
Income tax and contribution paid	(1,029,737)	(17,743)

Net cash generated from operating activities	3,003,592	2,641,400

Cash flows from investing activities
Acquisition of intangibles	(2,108,167)	(2,397,352)
Restricted cash	5,078	(9,406)
Investment increase	-	(2,540)
Purchases of tangible assets	(27,631)	(54,794)
Dividends received	-	4,612
Net cash used in investing activities	(2,130,720)	(2,459,480)

Cash flow from financing activities
Loans and financing
Proceeds from loans	1,250,524	1,303,296
Repayments of loans	(1,535,312)	(1,292,322)
Payment of interest on shareholders'equity	(139,399)	(202,115)
Public-Private Partnership – PPP	(30,498)	(23,799)
Program Contract Commitments	(171,180)	(50,757)
Net cash generated by (used in) financing activities	(625,865)	(265,697)

Increase/(reduction) of cash and cash equivalents	247,007	(83,777)

Represented by:
Cash and cash equivalents at beginning of the period	1,639,214	1,722,991
Cash and cash equivalents at end of the period	1,886,221	1,639,214
Increase/(reduction) of cash and cash equivalents	247,007	(83,777)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: March 28, 2017

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.